SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*
HC2 Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
404139107
(CUSIP Number)
March 16, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Mittleman Brothers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,643,066

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,643,066

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,643,066

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%*

12.	TYPE OF REPORTING PERSON

HC
* Based upon 46,550,384 shares of Common Stock outstanding as of April 30, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 11, 2020.

1.	NAMES OF REPORTING PERSONS

Master Control LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,643,066

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,643,066

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,643,066

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%*

12.	TYPE OF REPORTING PERSON

HC
* Based upon 46,550,384 shares of Common Stock outstanding as of April 30, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 11, 2020.

1.	NAMES OF REPORTING PERSONS

Mittleman Investment Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,643,066

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,643,066

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,643,066

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%*

12.	TYPE OF REPORTING PERSON

HC
* Based upon 46,550,384 shares of Common Stock outstanding as of April 30, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 11, 2020.
.

1.	NAMES OF REPORTING PERSONS

Christopher P. Mittleman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,643,066**

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,643,066**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,643,066

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%*

12.	TYPE OF REPORTING PERSON

IN
* Based upon 46,550,384 shares of Common Stock outstanding as of April 30, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 11, 2020.
** The amounts set forth in rows 6 and 8 include 1,800 shares of Common Stock beneficially owned by the reporting person in accounts managed by Mittleman Investment Management, LLC.

1.	NAMES OF REPORTING PERSONS

David J. Mittleman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,643,066**

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,643,066**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,643,066

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%*

12.	TYPE OF REPORTING PERSON

IN
* Based upon 46,550,384 shares of Common Stock outstanding as of April 30, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 11, 2020.
** The amounts set forth in rows 6 and 8 include 1,000 shares of Common Stock beneficially owned by the reporting person in accounts managed by Mittleman Investment Management, LLC.

1.	NAMES OF REPORTING PERSONS

Philip C. Mittleman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,643,066

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,643,066

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,643,066

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%*

12.	TYPE OF REPORTING PERSON

IN
* Based upon 46,550,384 shares of Common Stock outstanding as of April 30, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 11, 2020.

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of May 15, 2020.
Item 1(a).	Name of Issuer:
HC2 Holdings, Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
450 Park Avenue, 30th Floor, New York, NY 10022
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	Mittleman Brothers, LLC (“Mittleman Brothers”);
•	Master Control LLC (“Master”);
•	Mittleman Investment Management, LLC (“MIM”);
•	Christopher P. Mittleman;
•	David J. Mittleman; and
•	Philip C. Mittleman
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 105 Maxess Road, Suite 207, Melville, New York 11747.
Item 2(c).	Citizenship:
(i)	Mittleman Brothers:	a New York limited liability company
(ii)	Master:	a Delaware limited liability company
(iii)	MIM:	a New York limited liability company
(iv)	Christopher P. Mittleman:	New York, USA
(v)	David J. Mittleman:	Colorado, USA
(vi)	Philip C. Mittleman:	New York, USA
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 (the “Common Stock”)
Item 2(e).	CUSIP Number:
404139107

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.
(a)	Amount beneficially owned:
See Item 9 on the cover page(s) hereto.
(b)	Percent of Class:
See Item 11 on the cover page(s) hereto.
(c)	Number of shares as to which such person has:
(i)            Sole power to vote or to direct the vote:
See Item 5 on the cover page(s) hereto.
(ii)            Shared power to vote or to direct the vote:
See Item 6 on the cover page(s) hereto.
(iii)            Sole power to dispose or to direct the disposition:
See Item 7 on the cover page(s) hereto.
(iv)            Shared power to dispose or to direct the disposition:
See Item 8 on the cover page(s) hereto.
This statement is jointly filed by and on behalf of each of Mittleman Brothers, Master, MIM, Christopher P. Mittleman, David J. Mittleman and Philip C. Mittleman.  MIM serves as an investment adviser and/or manager to other persons.

MIM provides investment advice to institutional clients, high-net-worth individuals, and pooled investment vehicles (‘Managed Portfolios”).  As a result of its role as investment adviser of the Managed Portfolios. MIM may be deemed to be the beneficial owner of the shares of Common Stock held by such Managed Portfolios.  The Managers of Mittleman Brothers are Christopher P. Mittleman and Philip C. Mittleman.  Mittleman Brothers is the sole member of Master and Master is the sole member of MIM.  Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM.
As a result, Mittleman Brothers and Master may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that MIM may have with respect to the Common Stock held by the Managed Portfolios.
Christopher P. Mittleman is the Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM, David J. Mittleman is the Chief Client Relationship Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM, and Philip C. Mittleman is the Chief Executive Officer and President of MIM and may be deemed to beneficially own securities beneficially owned by MIM.
Each of the Reporting Persons declares that the filing of this statement should not be construed as an admission that such person is, for the purposes of Sections 13 and 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares of Common Stock.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Certain of the securities that are subject to this report are owned by and held for the Managed Portfolios. Any dividends received from such securities, or the proceeds of any sale of such securities, are for the benefit of, and are held for the Managed Portfolios.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit B to the Amendment #1 to Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on January 31, 2018.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: May 18, 2020
MITTLEMAN BROTHERS LLC
By: /s/ Philip C. Mittleman
       Philip C. Mittleman
       Chief Executive Officer
MASTER CONTROL LLC
By: /s/ Philip C. Mittleman
       Philip C. Mittleman
       Authorized Person
MITTLEMAN INVESTMENT MANAGEMENT, LLC
By: /s/ Stephen G. Bondi
       Stephen G. Bondi
       Authorized Person
/s/ Christopher P. Mittleman
CHRISTOPHER P. MITTLEMAN
/s/ Philip C. Mittleman
PHILIP C. MITTLEMAN
/s/ David J. Mittlemen
DAVID J. MITTLEMAN